Exhibit 99.2

ITURAN LOCATION AND CONTROL LTD.
FIRST QUARTER 2007 RESULTS RELEASE
SCHEDULED FOR TUESDAY, MAY 29, 2007

Conference Call Scheduled for May 29, 2007 at 10.00am EDT

AZOUR, Israel – April 22, 2007 – Ituran Location and Control Ltd. (NASDAQ: ITRN, TASE: ITRN), announced that it will be releasing its first quarter 2007 results on Tuesday, May 29, 2007, before the US market opens.

The Company will also be hosting a conference call later that day at 10:00am EDT. On the call, management will review and discuss the results, and will be available to answer investor questions.

To participate, please call one of the following teleconferencing numbers. Please begin placing your calls at least 10 minutes before the conference call commences. If you are unable to connect using the toll-free numbers, please try the international dial-in number.

US Dial-in Number: 1 888 407 2553
UK Dial-in Number: 0 800 917 9141
ISRAEL Dial-in Number: 03 918 0610
INTERNATIONAL Dial-in Number: +972 3 918 0610

At:
10:00am Eastern Time, 7:00am Pacific Time, 5:00pm Israel Time

For those unable to listen to the live call, a replay of the call will be available from the day after the call in the investor relations section of Ituran’s website, at: www.ituran.com

About Ituran

Ituran provides location-based services, consisting predominantly of stolen vehicle recovery and tracking services, as well as wireless communications products used in connection with its location-based services and various other applications. Ituran offers mobile asset location, Stolen Vehicle Recovery, management & control services for vehicles, cargo and personal security, and radio frequency identification products for various purposes including automatic meter reading, electronic toll collection and homeland security applications. Ituran’s subscriber base has been growing significantly since the Company’s inception to over 400,000 subscribers distributed globally. Established in 1995, Ituran has approximately 800 employees worldwide, provides its location based services and has a market leading position in Israel, Brazil, Argentina and the United States. The company also sells its products in China and South Korea.

International Investor Relations

Ehud Helft (Ehud.Helft@gkir.com)
Kenny Green (Kenny.Green@gkir.com)
GK Investor Relations
(US) +1-866-704-6710

Investor Relations in Israel

Oded ben horin (oded@km-ir.co.il)
KM Investor Relations
(Israel) +972-3-5167620